For period ended (a) June 30, 1999
File number (c) 811-2896





                         SUB-ITEM 77J

    Reclassification of Capital Accounts: The Fund accounts for and reports distributions to shareholders in accordance with America Institute of Certified Public Accountants (AICPA) Statement of Posit 93-2: Determination, Disclosure, and Financial Statement Presentatio Income, Capital Gain, and Return of Capital Distributions by Investm Companies. Net investment income, net realized gains and net assets were not affected by this change.
                               Accumulated  Net Investment
Portfolio                Ref. Net Gain/Loss   Income
International Equity        a  $        170, $   (170,256)
International Bond          a      356,705    (356,705)
Total Return Bond           a      (12,411)     12,411
Intermediate-Term Bond      a      (16,169)     16,169

(a) Reclass of net foreign currency gains/losses.